Exhibit 2.2

JBS S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 02.916.265/0001-60

Company Registry (NIRE) No. 35.300.330.587

Publicly-Held Company

NOTICE TO THE MARKET

JBS S.A. (“JBS” or the “Company”) informs its shareholders and the market in general that, in connection with the request for registration in Brazil of the Voluntary Public Tender Offer for the Exchange of Common Shares issued by JBS for Common Shares Issued by Vigor Alimentos S.A. (“Vigor”) (Oferta Pública Voluntária de Permuta de Ações Ordinárias de Emissão de JBS por Ações Ordinárias de Emissão de Vigor Alimentos S.A.) (the “Exchange Offer”) currently under review by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), that on this date, it commenced the consent solicitation process to obtain the consents of holders of: (i) notes issued by JBS USA, LLC and JBS USA Finance, Inc. in 2009, in the aggregate principal amount of U.S. $700.0 million; (ii) notes issued by JBS and JBS Finance Ltd. in 2006, in the aggregate principal amount of U.S. $300.0 million; and (iii) notes issued by JBS (as the successor of Bertin S.A.) in 2006, in the aggregate principal amount of U.S. $350 million, to amend certain conditions of such notes. These consents are conditions precedent to the consummation of the Exchange Offer.

The Company will maintain its shareholders and the market in general informed about the launch of the Exchange Offer and the results of the above-mentioned consent solicitations.

São Paulo, April 19, 2012.

Jeremiah O’Callaghan

Investor Relations Officer

Additional Information for U.S. Shareholders of JBS:

Exchange Offer of JBS Shares for Vigor Shares

This communication contains information with respect to the proposed Exchange Offer (oferta pública voluntária de permuta de ações) under Brazilian law of JBS shares for Vigor shares. JBS and Vigor are Brazilian companies. Information distributed in connection with the proposed Exchange Offer is subject to Brazilian disclosure requirements that are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and accounting practices in Brazil that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed Exchange Offer, since the companies are located in Brazil and all of their officers and directors are residents of Brazil.

You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed Exchange Offer, such as in open market or privately negotiated purchases.

Important Notice Regarding Forward-Looking Statements:

This Notice to the Market contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to JBS and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made.